                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The Board of Directors analyses the preliminary results of the Seat Group at 31 December 2002

•   INCREASED PROFIT: EURO 1991 MILLION

 (+1.7% COMPARED TO 31/12/2001)

•   GROSS OPERATING PROFIT: EURO 593 MILLION

 (+33.6% COMPARED TO 31/12/2001)

•   OPERATING INCOME: EURO 232 MILLION

 (EURO 31 MILLION AT 31/12/2001)

•   DEBT DECREASE TO EURO 680 MILLION

 (EURO 922 MILLION AT 31/12/2001)

The Internet: positive gross operating profit at Euro 10 million (Euro -61 million 31/12/2001)

Rome, 12 February 2003 – Upon invitation of Managing Director Paolo Dal Pino the Board of Directors of Seat Pagine Gialle, chaired by Riccardo Perissich met today to examine the Group’s unaudited preliminary results for the financial year ended 31 December 2002.

Consolidated revenues for the year were Euro 1,991 million, up 1.7% over 31/12/2001. Gross operating profit increased 33.6% reaching Euro 593 million (29.8% of revenues). Operating income increased from Euro 31 million in 2001 to Euro 232 million at 31/12/2002.

Gross operating profit and operating income at 31/12/2002 were higher than expected. The Directories area revenues increased to Euro 1,182 million, up +3.4% and are in line with the expectations. The increase in consolidated revenues is slightly lower than forecasted, due to a sales slowdown in the Buffetti Group in Q4 2002.

Debt decreased from Euro 922 million at 31/12/2001 to Euro 680 million at the end of 2002 as a result of a significant operating cash-flow and the impact of divestments. Moreover the Group's restructuring continued during the year: the number of operating companies at the end of 2002 nearly halved compared to 2001, decreasing to 100.

The results reached over 2002, despite the ongoing crisis of the advertising market, are due to an important streamlining and cost-containment action and the implementation of synergies between different business areas of the Group that, despite the limited growth in revenues, led to a significant improvement in operating margins.

The management of Seat PG refocused the Group on its core business, strengthened the presence of the company in the markets where it operates implementing a multi-platform approach, redefined internal activities and processes and streamlined the Group sales structure. The main operations concerned the launch of new paper directories and the ongoing development of on-line products (telephone and the Internet) with a view to integrating different means.

The publishing offer of the Virgilio portal has been renewed and the search engine has been enhanced by offering companies client of  “Pagine Gialle On Line” priority listing and the presence on search results (32, 600 new customers in six months).

At international level, the German subsidiary Telegate, listed on the Neuer Markt of the Frankfurt Stock Exchange, in collaboration with Thomson Directories, entered the British Directory Assistance market.

The restructuring led to a reduction in workforce by 1,549 in the group compared to the end of 2001, passing from 9,264 to 7,715 people employed.

Performance of the Business Areas

In 2002, efficiency increased significantly especially in the Internet, Directories and Directory Assistance business areas (that overall amount to 73% of aggregate revenues).

For the first time all the business areas generated a positive gross operating margin (except the Television area, that however recorded a loss reduction compared to 2001).

•

In 2002, the Directories area posted revenues of approximately Euro 1,182 million, up 3.4% compared to the same period in 2001. This marks a significant improvement in profitability, with an increase in gross operating profit from Euro 587 million in 2001 to Euro 620 million in 2002.

•

The Directory Assistance area also recorded a positive gross operating profit increasing from a negative amount of Euro 12 million in 2001 to a positive amount of Euro 21 million in 2002.

•

The Internet area confirmed a positive gross operating profit of Euro +10 million compared to Euro -61 million in 2001. At the end of December, active users at 45 days reached 2,226,000, of which subscribers to ADSL services amount to 450,000. In the last quarter, Virgilio also recorded a positive gross operating profit.

•

Also the Television area achieved its loss-cutting objectives and obtained an improvement of profitability of La7.

§

The Board of Directors of Seat Pagine Gialle also acknowledged today's purchase of 1,108,695 ordinary shares of the French subsidiary Consodata S.A. - listed on the Nouveau Marché of the Paris Stock Exchange – after the founding partners exercised their put option as envisaged by the agreement signed by the previous management of Seat PG on July 31, 2000.

By carrying out this operation, for an agreed price of Euro 44 per share - for a total value of about Euro 48.8 million – Seat PG acquired a further 8.17% of the capital and voting rights in the company, thereby increasing its stake in Consodata S.A. to 98.60%.

§

Procedure for the disclosure of price-sensitive information to the market

The Board of Directors, implementing the framework of Corporate Governance rules, has approved the “Procedure for disclosing price-sensitive information to the market”. The document lays down the arrangements for the disclosure to the market of such type of information, indicates the Functions and Structures involved in the procedure and also states the procedure to be followed in the event of rumours or requests for information on behalf of bodies responsible for regulating and running the market. The procedure, moreover, regulates the operations to be undertaken when the Company convenes meetings with the financial community and the Press.

Telecom Italia Communication & Media Relations

Internet & Media Press Office: 06.36882023-2066

Comunicazione.stampa@seat.it

Seat PG Investor Relations: 011.4352600

Investor.relations@seat.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. SEAT's ability to achieve its objectives is dependent on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect the achievement of the expected objectives and results and are based on certain key assumptions.

The following important factors could case the Group's actual results and objectives to differ materially from those projected or implied in any forward-looking statements:

- SEAT's ability to continue to successfully integrate recently acquired businesses;

- the continuing impact of increased competition, including the entry of new competitors;

- the continued development of Internet usage in Italy;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe;

- the impact of political and economic developments in Italy and other countries in which the Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- SEAT's ability to achieve the expected return on the investments and capital expenditures it has made in Europe and in the United States;

- the continuing impact of rapid changes in technologies;

- the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;

- the Group's ability to realize the benefits of the merger with Tin.it;

- SEAT's ability to implement successfully its Internet strategy; and

- SEAT's ability to implement successfully its strategic plan, including the rationalization of the Group's corporate structure and the disposition of SEAT's interests in certain non-core assets.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 12th, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer